SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             -----------------

                                SCHEDULE 13G
                               (RULE 13d-102)

       INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
         RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)


                             LENDINGTREE, INC.
          -------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
          -------------------------------------------------------
                       (Title of Class of Securities)

                                526020-10-5
          -------------------------------------------------------
                               (CUSIP Number)

                             February 14, 2001
          -------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

     [  ]  Rule 13d-1(b)
     [  ]  Rule 13d-1(c)
     [x ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO.  526020-10-5                13G
-----------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Douglas R. Lebda
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       [  ] (a)
       [  ] (b)
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
-----------------------------------------------------------------------------
                        5      SOLE VOTING POWER
     NUMBER OF                 1,133,436
       SHARES           -----------------------------------------------------
    BENEFICIALLY        6       SHARED VOTING POWER
      OWNED BY                        87,312
        EACH            -----------------------------------------------------
     REPORTING          7       SOLE DISPOSITIVE POWER
       PERSON                         1,133,436
        WITH            -----------------------------------------------------
                        8       SHARED DISPOSITIVE POWER
                                      87,312
-----------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,220,748*
-----------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

-----------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.45%
-----------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON
             IN
-----------------------------------------------------------------------------

      * Includes 63,500 shares held by Mr. Lebda's wife. Also includes 173,828 shares issuable upon the exercise of options held by Mr. Lebda which are currently vested or are deemed to be presently exercisable, and 23,812 shares issuable upon the exercise of options held by Mrs. Lebda which are currently vested or are deemed to be presently exercisable.



ITEM 1(a).  NAME OF ISSUER.

      Lending Tree, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

      11115 Rushmore Drive
      Charlotte, NC 28277

ITEM 2(a).  NAME OF PERSON FILING.

      Douglas R. Lebda

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

      11115 Rushmore Drive
      Charlotte, NC 28277

ITEM 2(c).  CITIZENSHIP.

      United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

      Common Stock, par value $0.01 per share

ITEM 2(e).  CUSIP NUMBER.

      526020-10-5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

            (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

            (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

ITEM 4.  OWNERSHIP.

      (a)   Amount Beneficially Owned:          1,220,748(1)

      (b)   Percent of Class:                   6.45%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:  1,133,436

            (ii)  Shared power to vote or to direct the vote:  87,312

            (iii) Sole power to dispose or to direct the disposition
                  of:  1,133,436

            (iv)  Shared power to dispose or to direct the disposition of:  87,312

------------------
      (1) Includes 63,500 shares held by Mr. Lebda's wife. Also includes 173,828 shares issuable upon the exercise of options held by Mr. Lebda which are currently vested or are deemed to be presently exercisable, and 23,812 shares issuable upon the exercise of options held by Mrs. Lebda which are currently vested or are deemed to be presently exercisable.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.  CERTIFICATION.

      Not applicable.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 12, 2001
                                         -----------------------------
                                         DATE


                                         /s/ Douglas R. Lebda
                                         -----------------------------
                                         SIGNATURE